UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

American Equity Investment Life Holding Company
(Name of Issuer)

Common stock, par value $1
(Title of Class of Securities)

025676206
(CUSIP Number)

Justin B. Beber
Brookfield Asset Management Inc.
Brookfield Place
18 Bay Street, Suite 300
Toronto, Ontario M5J 2T3
(416) 363-9491
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
BROOKFIELD ASSET MANAGEMENT INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
PARTNERS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
BROOKFIELD HOLDINGS CANADA INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
BURGUNDY ACQUISITIONS I LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the statement on Schedule 13D jointly filed by the Reporting Persons with the Securities and Exchange Commission on December 2, 2020 (the “Original Schedule 13D”, as amended by this Amendment, the “Amended Schedule 13D”), with respect to beneficial ownership of the shares of common stock, par value $1.00 per share (the “Common Stock”), of American Equity Investment Life Holding Company, a corporation organized under the laws of Iowa (the “Issuer”), with principal executive offices at 6000 Westown Parkway, West Des Moines, Iowa 50266.

This Amendment amends the Original Schedule 13D on behalf of the Reporting Persons to furnish the information set forth herein.  Except as set forth below, all Items of the Amended Schedule 13D remain unchanged. This Amendment represents the final amendment to the Original Schedule 13D and constitutes an exit filing.  Capitalized terms used but not otherwise defined herein shall have the same meanings as set forth in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2(a) of the Amended Schedule 13D is hereby supplemented as follows:

In accordance with the previous announcement in Brookfield’s management information circular dated April 27, 2020, Partners Limited closed the transfer of 85,120 class B limited voting shares of Brookfield (the “BAM Class B Shares”) on April 6, 2021, representing 100% of such shares, to the BAM Partners Trust. The BAM Class B Shares entitle the holders thereof to appoint one half of the board of directors of Brookfield.

Item 4.	Purpose of Transaction:

Item 4 of the Amended Schedule 13D is hereby supplemented as follows:

On November 12, 2020, Brookfield announced that it would establish Brookfield Asset Management Reinsurance Partners Ltd. (“BAM Re”), an exempted company organized under the laws of Bermuda, as a publicly-traded company to own and operate its reinsurance business through the consummation of a reorganization transaction (the “Reorganization Transaction”).  On June 28, 2021, Brookfield completed the Reorganization Transaction pursuant to which, among other things, (a) a special dividend of one Class A exchangeable share of BAM Re was distributed by Brookfield to holders of Class A exchangeable shares of Brookfield (the “BAM Class A Shares”) for every BAM Class A Share held as of June 18, 2021, resulting in BAM Re no longer being a subsidiary of Brookfield, (b) Burgundy Acquisitions engaged in the Sale Transaction described in Item 5 of this Amendment and (c) Brookfield and Burgundy Acquisitions completed the other transactions contemplated by the Assignment Agreement described in Item 6 of this Amendment.  Following the consummation of the Reorganization Transaction, (i) BAM Re and NER SPC ceased to be subsidiaries of Brookfield, (ii) Brookfield retained only an economic interest in BAM Re through its ownership of all of the Class C non-voting shares of BAM Re and (iii) accordingly, Brookfield and the other Reporting Persons ceased to beneficially own any Common Stock of the Issuer.

Item 5.	Interest in Securities of the Issuer:

Item 5 of the Amended Schedule 13D is hereby supplemented as follows:

On June 18, 2021, Burgundy Acquisitions sold its 9,108,142 shares of Common Stock to North End Re (Cayman) SPC (“NER SPC”), a segregated portfolio company incorporated under the laws of the Cayman Islands and an indirect, wholly owned subsidiary of BAM Re, at a price of $32 per share, for aggregate consideration of $291,460,544 (the “Sale Transaction”), which shares consisted of (i) the 9,106,042 shares of Common Stock acquired at the closing of the first tranche of BAM’s equity investment, and (ii) an additional 2,100 shares of restricted Common Stock granted to NER SPC on November 30, 2020 in connection with a compensation arrangement for the member of the Board designated by BAM. The information set forth in Items 2 and 4 of this Amendment is hereby incorporated by reference into this Item 6 of the Amended Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Item 6 of the Amended Schedule 13D is hereby amended by adding the following:

The information set forth in Items 3 and 4 of this Amendment is hereby incorporated by reference into this Item 6 of the Amended Schedule 13D.

On February 28, 2021, Brookfield, Burgundy Acquisitions, BAM Re, and NER SPC entered into the Assignment Agreement, Consent and Waiver in Anticipation of Regulatory Form A Filing (the “Assignment Agreement”).  Pursuant to the Assignment Agreement, (a) Burgundy Acquisitions assigned its rights and obligations under the Investment Agreement to NER SPC, (b) Brookfield assigned its rights and obligations under the Investment Agreement to BAM Re, (c) the Issuer agreed to (i) the transfer by Burgundy Acquisition of its 9,108,142 shares of Common Stock to NER SPC, and (ii) the assignment of Brookfield’s and Burgundy Acquisitions’ rights and obligations under the Investment Agreement to BAM Re and NER SPC, respectively, including Brookfield’s right to acquire the second tranche of Common Stock of the Issuer as described in Item 6 of the Original Schedule 13D, (d) Brookfield will remain bound by certain obligations under the Investment Agreement, including with respect to the ownership limitations, standstill obligations and transfer and voting restrictions contained therein and described in Item 6 of the Original Schedule 13D, and (e) to the extent that BAM Re and NER SPC do not satisfy their obligations to purchase the second tranche of Common Stock of the Issuer or enter into reinsurance arrangements as described in Item 6 of the Original Schedule 13D, in each case, as set forth in the Investment Agreement, Brookfield will be obligated (or cause to be obligated) to consummate such transactions.

Item 7.	Material to Be Filed as Exhibits:

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2	Investment Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 19, 2020)

Exhibit 99.3
Assignment Agreement, Consent and Waiver in Anticipation of Regulatory Form A Filing (incorporated by reference to Exhibit 10.37 of the Issuer’s Annual Report on Form 10-K filed with the SEC on March 1, 2021)

Exhibit 99.4	Amendment to Investment Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on June 10, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2021

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Senior Vice President

PARTNERS LIMITED

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Corporate Secretary

BROOKFIELD HOLDINGS CANADA INC.

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Vice President and Secretary

BURGUNDY ACQUISITIONS I LTD.

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Director